82-1252

NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

05012149

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 20 October 2005
FXP/uwu

SUPPL

Nestlé S.A. – Today's Press Release

SUPPL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X. Perroud
Vice President

Encl.

Nestlé

PRESS RELEASE

Nestlé: Nine-Month Organic Sales Up 5.8%
Full-Year Outlook Reconfirmed

- **Strong real internal growth of 3.8% and price increases of 2% result in organic growth of 5.8%**
- **Core food and beverage business accelerates to real internal growth of 3.5% and organic growth of 5.6%**
- **Reported sales in Swiss francs up 4.8% to CHF 67.7 billion**
- **Savings programs are on track and play – together with price increases – a key role in compensating for the continuing rise of input costs**
- **2005 share buy-back over 80% completed; a new program to be implemented subject to Board approval**
- **Nestlé reconfirms its full-year forecast for 5-6% organic growth and for a constant currency EBITA margin improvement.**

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé: "The acceleration in our core food and beverage operations was broad-based and, together with the excellent performance of Alcon, allows me to reconfirm that we will deliver 5-6% organic growth for 2005, combined with a sustainable improvement of the EBITA margin in constant currencies. We can also announce a new share buy-back program, subject to Board approval. Thanks to the depth and quality of our management team, the necessary changes in the Executive Board will foster the ongoing strategic transformation process."

Vevey, October 20th, 2005 – Consolidated sales of the Nestlé Group reached CHF 67.7 billion during the first nine months of 2005. Real internal growth accelerated to 3.8%, while pricing, at 2.0%, was also higher than in the first half, resulting in organic growth of 5.8%. Foreign exchange fluctuations had a minimal negative impact of -0.2% on consolidated Swiss franc sales while divestitures, net of acquisitions, reduced Swiss franc sales by -0.8%.

Sales by Management Responsibilities and Geographic Area				
	Jan.-Sept. 2005	*Jan.-Sept. 2004*	*Jan.-Sept. 2005*	*Jan.-Sept. 2005*
	in CHF billion		*Organic Growth (%)*	*Real Internal Growth (RIG) (%)*
Food				
• Europe	21.7	21.0	1.6	-0.2
• Americas	21.6	20.3	7.3	5.1
• Asia, Oceania and Africa	11.5	10.9	7.0	3.4
Nestlé Waters	6.9	6.4	8.4	9.0
Other activities [a]	6.1	6.0	10.7	9.6
Total	**67.7**	**64.6**	**5.8**	**3.8**

All calculations based on non-rounded sales figures

[a] *Mainly Pharmaceutical products, Nespresso and Joint Ventures managed on a worldwide basis. The sales split in Other activities is approx. 75% Pharmaceutical products and 25% Food and Beverages. 2004 comparatives include Eismann, divested in September 2004.*

The 5.6% organic growth of the food and beverage business was achieved through a continued emphasis in our markets on the successful extension of our distribution beyond the traditional supermarket grocery channel. They are also making effective use of consumer insight to build both a strong pipeline of product innovation and dynamic, consumer-relevant communication.

Zone Europe delivered positive organic growth of 1.6%, a slight improvement on the first half of the year. Western Europe's organic growth rose slightly, to 1.3%, in spite of continued challenging business conditions in some areas. Nestlé Purina PetCare Europe and Great Britain did particularly well in Western Europe. France accelerated to achieve positive organic growth. Eastern Europe reached 4.6% organic growth, with Russia continuing to be held back by the restructuring of the distribution network there. Russia is expected to return to normal growth rates in 2006.

Zone Americas' organic growth remained impressive at 7.3%. There were good performances in the US and Canada, with the Nestlé Prepared Food Company, Nestlé Purina PetCare North America and Dreyer's Grand Ice Cream Holdings doing particularly well. Latin America's organic growth rose to 8.9%, due to an acceleration in Brazil. Mexico and the smaller regions continued to experience strong organic growth.

Zone Asia, Oceania and Africa's organic growth accelerated to 7.0%. The recovery measures taken in Greater China, following the product exchange earlier in the year, are delivering sales growth again. Among many strong performances in other parts of the zone, India and the Middle East both achieved double-digit organic growth. Japan's real internal growth accelerated to be positive for the year to date, although pricing pressure held back organic growth. There was also improved organic growth in the Philippines and Africa.

Nestlé Waters' organic growth rose to 8.4%. Although Europe was flat, North America and the rest of the world experienced strong organic growth.

Within Other activities, Alcon, with 9.8% organic growth, once again enjoyed an excellent performance, as did Nespresso, with about 30% organic growth.

./.

Sales by Product Groups				
	Jan.-Sept. 2005	*Jan.-Sept. 2004*	*Jan.-Sept. 2005*	*Jan.-Sept. 2005*
	in CHF billion		*Organic Growth (%)*	*Real Internal Growth (RIG) (%)*
Beverages	17.6	16.4	7.8	6.4
Milk products, Nutrition and Ice cream	18.9	18.0	5.5	2.4
Prepared dishes and cooking aids	11.8	11.6	4.2	2.6
PetCare	7.7	7.4	5.2	4.1
Chocolate, confectionery and biscuits	7.3	7.1	2.7	0.2
Pharmaceutical products	4.4	4.1	9.4	8.9
Total	**67.7**	**64.6**	**5.8**	**3.8**

All calculations based on non-rounded sales figures

The organic growth of all product categories accelerated as compared to the first half, except for PetCare, which remained practically unchanged at 5.2%. Beverages enjoyed 7.8% organic growth largely due to the strong performance of water and soluble coffee. Milk products, Nutrition and Ice cream grew by 5.5% with shelf-stable dairy nearing double-digit organic growth, and Prepared dishes and cooking aids saw organic growth of 4.2%. The chocolate business did well in the Americas and in AOA, but was held back by Russia.

Management Changes

Mr. Ed Marra, Executive Vice President in charge of the SBUs and of the Strategic Demand Generating Unit had informed the Board some time ago that his health required additional treatment and that he would not be in a position to fully discharge his responsibilities over the months to come. He therefore asked the Board to grant him an early retirement for the end of December 2005. During his regrettably short tenure, Mr. Marra led the Strategic Business Units to play an ever increasing strategic role, especially in their interface with the markets by creating and taking leadership of the business clusters. Under his dynamic guidance, the Group was able to foster and accelerate product innovation and also develop a series of far-reaching initiatives and concepts in the area of strategic demand generation. Nestlé thanks Mr. Marra for his important contribution and is happy to be able to call on his experience in marketing and in advertising in a consulting capacity.

He will be replaced on December 1st, 2005, by Mr. Lars Olofsson, Executive Vice President and presently Head of Zone Europe. Mr. Olofsson's broad marketing experience, spanning several product categories and countries, make him the ideal candidate to continue and broaden the momentum created by Mr. Marra in the marketing area.

Zone Europe will be led by Mr. Luis Cantarell, presently Head of Nestlé Nutrition. Mr. Cantarell, after a career of 30 years with Nestlé in Spain, Portugal and at the Center, will be promoted Executive Vice President and assume responsibility for the region on November 15th, 2005.

Nestlé Nutrition, a fully autonomous worldwide business, is entrusted to Mr. Richard T. Laube, Deputy Executive Vice President, who joined the Nestlé Group in 2005 after a distinguished career in Procter & Gamble and in Roche. Mr. Laube, currently in charge of Corporate Business Development, will take over Nestlé Nutrition on November 1st, 2005.

./.

Furthermore, the Group announces that it has created the position of Corporate Governance and Compliance Manager. Mr. David P. Frick, former General Counsel of Credit Suisse Group, has been named to that position. Mr. Frick will assume his new responsibilities on January 1st, 2006. He will report directly to the Chairman and CEO and will *ex officio* be a member of the Executive Board.

Other Information and Outlook

The GLOBE program remains within time frame and budget, with systems implementations to be slightly ahead of the 30% target for the full year. The savings programs, Operation Excellence 2007 and Project FitNes, are on track and will, together with price increases, play a key role in compensating for the continuing rise of input costs in many of the affected categories and markets.

The share buy-back program is now over 80% complete and is likely to be brought to a close in the coming weeks. In line with the Group's policy to manage its capital structure in an optimal manner, a second program will be proposed to the Board of Directors.

Turning to the outlook for the full year 2005, the Nestlé model of strong organic growth combined with sustainable margin improvement remains secure. Nestlé is confident of achieving its target of between 5 and 6% organic growth for 2005 as a whole, combined with an improvement in constant currency margins.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

The following events are available via our websites

www.nestle.com and www.ir.nestle.com

0830 (CET): you can follow the conference call webcast live (audio with synchronized presentation) at http://clients.world-television.com/Nestle_q305/.

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1000 (CET): webcast of press conference, hosted by Mr. Brabeck, Nestlé Chief Executive Officer. You can follow the webcast (audio with synchronized presentation and photographs) at http://clients.world-television.com/Nestle_q305_press/. This will be available as an audio archive.

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